                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*



                                  ANACOMP, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PER SHARE
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                        (Title of Class of Securities)

                                    032371106
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                                 (CUSIP Number)

   Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 941-262-8577
  ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               January 9, 2002
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                (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                                (Page 1 of 8)
---------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D


CUSIP NO. 032371106                                                  PAGE 2 OF 8


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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III                   ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]

                                                                        (b)  [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

          OO**
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                                [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                                7        SOLE VOTING POWER

                                         344,773***
                                ------------------------------------------------
           NUMBER OF            8        SHARED VOTING POWER
            SHARES
         BENEFICIALLY                    123,097***
           OWNED BY             ------------------------------------------------
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                       271,726***
             WITH               ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         196,144***
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         467,870***
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.6%
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14       TYPE OF REPORTING PERSON

         IN-OO-IA**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3, HEREIN.

***SEE RESPONSE TO ITEM 5(b), HEREIN.

ORIGINAL REPORT ON SCHEDULE 13D                                      Page 3 of 8

Item 1. Security and Issuer

      This statement relates to the Class A Common Stock, par value $.01 per share of Anacomp, Inc. (the "Company"). The Company has its principal executive offices at 12365 Crosthwaite Circle, Poway, California 92064.

Item 2. Identity and Background

      This statement is filed by Lloyd I. Miller, III ("Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is providing investment advisory services. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

      Pursuant to the Company's Chapter 11 Plan of Reorganization, dated August 29, 2001, as subsequently modified, on January 1, 2002 (the "Plan"), all outstanding securities of the Company's 10 7/8% Senior Subordinated Notes due 2004 (the "Notes") were cancelled. The holders of the Notes each received their pro rata share of the 4,030,000 shares of Class A Common Stock (one share for each approximately $76.92 of face amount of the Notes). On January 1, 2002, the holdings of Miller were converted pursuant to the terms of the Plan. No additional consideration was paid by Miller. On information and belief, the shares were registered under Section 12 of the Securities Exchange Act of 1934 on January 9, 2002. Miller received the shares he may be deemed to beneficially own on or about January 25, 2002.

      Miller may be deemed to beneficially hold the Class A Common Stock through various entities. Miller is an advisor to Trust A-1, Trust A-2, Trust A-3, Trust A-4 and Trust C (the "Trusts"). Trust A-1, Trust A-2, Trust A-3 and Trust A-4 were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne
F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County,
Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. A copy of the Trust Agreement is attached hereto as Exhibit 99.1. All of the Notes purchased in Trust A-4 were purchased with funds held by Trust A-4 at various times and at various prices. All of the Notes purchased in Trust C were purchased with funds held by Trust C, at various times and at various price. All of the Notes in Trust C were transferred into a grantor retained annuity trust pursuant to an Irrevocable Trust Agreement ("MIL GRAT I(A)") on November 5, 2001. Miller is named as the Trustee to MIL GRAT I(A). A copy of MIL GRAT I(A) is attached hereto at Exhibit 99.5.

      Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P. a
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                                                                     Page 4 of 8

Georgia limited Partnership established, pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Notes Miller purchased in Milfam I, L.P. at various times and at various prices, were purchased with money contributed to Milfam I, L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached hereto), or money generated and held by Milfam I, L.P. All of the Notes Miller purchased in Milfam II, L.P. at various times and at various prices, were purchased with money contributed to Milfam II, L.P. by its partners (as identified on the signature page of Exhibit 99.4, attached hereto), or money generated and held by Milfam II, L.P.

      All of the Notes purchased by Miller on his own behalf, were purchased with personal funds generated and held by Miller at various times and at various prices.

Item 4. Purpose of the Transaction

      The Class A Common Stock Miller may be deemed to beneficially own was acquired pursuant to the terms of the Plan on account of a restructuring by the Company whereby the former Note holders became owners of 99.9% of the current outstanding Common Stock of the Company. Pursuant to the Plan, on January 1, 2002, Miller was designated a member of the Company's board of directors. A shelf registration statement has been filed with respect to the Class A Common Stock issued to Miller and others pursuant to the Plan. Miller filed this report because he was elected to the Company's board of directors on January 1, 2002. Other than becoming a board member, and engaging in activities as a member of the board of directors, Miller does not have any plans or proposals that relate to the matters described in Item 4 of Schedule 13D.

      While Miller does not have current plans to sell any of the securities that he may be deemed to beneficially own, Miller may determine, based on market and general economic conditions, the business affairs and financial conditions of the Company, market price of the Common Stock and other public factors deemed relevant to Miller, to acquire or dispose of beneficial ownership of additional shares of Class A Common Stock or other securities of the Company. Miller may take any other action with respect to the Company or any of the Company's debt or equity securities in any manner permitted by law.

Item 5. Interest in Securities of the Issuer

      Based upon the Form 10-Q filed by the Company on February 19, 2002, for the quarterly period ended December 31, 2001, 4,030,000 shares of Class A Common Stock were issued and outstanding. Miller may be deemed to beneficially own 465,870 (11.61% of the outstanding shares, based on 4,030,000 shares outstanding). As of the date hereof, 123,097 of such beneficially owned shares are owned of record by Trust A-4; 126,347 of such beneficially owned shares are owned of record by Milfam I, L.P.; 100,932 of such beneficially owned shares are owned of record by Milfam II, L.P.; 44,447 of such beneficially owned shares are owned of record by Miller on his own behalf; and 73,047 of such beneficially owned shares are owned of record by MIL GRAT I(A).

      (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trust A-4 and sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., and Miller on his own behalf. Miller has or may be deemed to have sole voting power for all shares held of record by MIL GRAT I(A). Miller has or may be deemed to have shared dispositive power for all shares held of record by MIL GRAT I(A) (see Item 6).

      (c) On December 31, 2001, Miller received the right to receive distributions of Class A Common Stock pursuant to the Plan. Except for such distributions, Miller has not effected any transactions in the Class A Common Stock during the past 60 days.

      (d) Milfam I, L.P. has the right to receive dividends from and proceeds of the sale of 126,347; Milfam II, L.P. has the right to receive dividends from and proceeds of the sale of 100,932 shares; Trust A-4 has the right to receive dividends from and proceeds of the sale of 123,097 shares; Miller on his own behalf has the right to receive dividends from and proceeds of the sale of 44,447 shares and MIL GRAT I(A) has the right to receive dividends from and proceeds of the sale of 73,047 shares.

      (e) Not Applicable

          Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            The Trust Agreement provides:

            The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

            The Operating Agreement provides:

            While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

            The Milfam I Partnership Agreement provides:

            The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I, L.P. and to make all decisions regarding the affairs of Milfam I, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

            The Milfam II Partnership Agreement provides:

            The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

            MIL GRAT I(A) provides:

            The Trustee shall have the following powers . . . [t]o exercise and not exercise, as the Trustee deems reasonable, rights of ownership incident to securities that the Trustee may hold, including rights to vote, give proxies and execute consents . . . . Notwithstanding other provisions of this Trust Agreement, the Grantor shall have the power to borrow assets of the trust without adequate security.

          Item 7. Materials to be Filed as Exhibits:

                Exhibit             Document
                -------             --------
                  99.1              Amended and Restated Trust Agreement, dated
                                    September 20, 1983, between Lloyd I. Miller
                                    and PNC Bank, Ohio, N.A. (formerly The
                                    Central Trust Company, N.A., Cincinnati,
                                    Ohio).

                  99.2              Operating Agreement of Milfam LLC, dated
                                    December 10, 1996.

                  99.3              Milfam I, L.P. Partnership Agreement, dated
                                    December 11, 1996.

                  99.4              Milfam II, L.P. Partnership Agreement, dated
                                    December 11, 1996.

                  99.5 Irrevocable Trust Agreement MIL GRAT I(A), dated November 5, 2001.

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2002

                                        By: /s/    Lloyd I. Miller, III
                                           -------------------------------------
                                                   Lloyd I. Miller, III
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                                                                     Page 8 of 8

                                  EXHIBIT INDEX

                  Exhibit           Document
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
                  EX-99.1           Amended and Restated Trust Agreement

                  EX-99.2           Operating Agreement of Milfam LLC

                  EX-99.3           Milfam I, L.P. Partnership Agreement

                  EX-99.4           Milfam II, L.P. Partnership Agreement

                  EX-99.5           MIL GRAT I(A)